02041643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Year Ended December 31, 2001

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No.

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
511 Fifth Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

MARGOLIN, WINER & EVENS LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS - ESTABLISHED 1946

400 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-3317
(516) 747-2000 FAX: (516) 747-6707

Report of Independent Accountants

Savings Plan Committee
OSG Ship Management, Inc. Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

May 7, 2002

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	**2001**	2000
ASSETS		
Investments, at fair value (Notes 2, 3 and 5)	**$ 20,681,952**	$ 22,953,123
Loans to Participants	**236,431**	377,277
	20,918,383	23,330,400
Receivables:		
Employers contribution	**232,477**	-
Employees contribution	**55,301**	54,976
Total Receivables	**287,778**	54,976
Total Assets and Net Assets Available for Benefits	**$ 21,206,161**	$ 23,385,376

The accompanying notes are an integral part of these statements.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2001
Additions to Net Assets Attributed to:	
Investment income:	
Interest and dividends	$ 693,074
Net depreciation in fair value of investments (Note 2)	(2,999,847)
Contributions (Note 1):	
Employers	699,069
Employees	1,220,530
	(387,174)
Deductions from Net Assets Attributed to:	
Benefits paid to participants	1,790,826
Administrative expenses	1,215
Net Decrease	(2,179,215)
Net Assets Available for Benefits - beginning of year	23,385,376
Net Assets Available for Benefits - end of year	$ 21,206,161

The accompanying notes are an integral part of this statement.

1. Description of Plan

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General - The Plan, which was adopted on May 1, 1987, is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. and of other participating employers (the "Company") who elect to join the Plan, who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions ranging from 1% to 14.5%, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by each employer participating in the Plan, as a percentage of the participant's basic contributions and at the discretion of the Company. Further, through 2001, a participant's maximum annual addition to the Plan, as defined, was limited to an amount not greater than the lesser of 25% of the participant's compensation for that year or $30,000, as adjusted. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's compensation for that year or $40,000, as adjusted. Effective January 1, 1998, an after-tax savings option was added to the Plan.

Participant accounts - Each participant's funds are kept in his own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participants' nonvested company contribution accounts are used to reduce the Company's future contributions.

Vesting - Participants are immediately vested in their pre-tax account. Participants are vested in their company contribution account upon the completion of five years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. (See Note 6.)

Payment of benefits - Upon termination of service, a participant will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70-1/2.

Loans to participants - Any participant can request from the Plan a loan not to exceed the lesser of the total value of the participant's pre-tax account, after-tax account and rollover account, one-half the combined total of the participant's vested accounts, or $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

Tax status - The most recent determination letter received from the United States Treasury Department, dated July 7, 1995, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Summary of Significant Accounting Policies

Valuation of investments - Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are reported at their contract value. The Company Stock Fund (see Note 5) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair values of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Recording of transactions - Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company ("Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

Investments that represent 5% or more of the Plan's net assets available for benefits at fair value are as follows:

	2001	2000
Vanguard Wellington Fund	$ 3,771,871	$ 3,481,053
Vanguard 500 Index Fund	2,477,718	2,691,969
Vanguard Windsor II Fund	3,936,237	3,913,578
Vanguard Retirement Savings Trust	2,212,449	1,752,256
Vanguard U.S. Growth Fund	3,370,549	5,727,535
RS Emerging Growth Fund	1,063,325	1,632,296
Vanguard Prime Money Market Fund	2,103,914	2,084,309

4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. Party-In-Interest Transactions

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's Trustee. Plan investments also include the Company Stock Fund, which invests in shares in Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

6. Plan Amendment

Effective March 22, 2001, the Company approved a "Transition Plan" wherein a certain number of employee positions were to be eliminated during 2001 and 2002. As part of this plan, and also to conform to the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Company approved, on December 20, 2001, an amended and restated Plan, subject to approval of the United States Treasury

Department. The restated Plan includes, among others, the following changes:

1. For all actively employed participants in the Plan as of December 31, 2001, and for all those participants terminated pursuant to the Transition Plan, their Company contribution accounts became fully vested as of the earlier of the date of separation under the Transition Plan or December 31, 2001.

2. Participants who complete their first hour of service on or after January 1, 2002 are fully vested in their Company contribution accounts upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF ALL ASSETS HELD FOR INVESTMENT - SCHEDULE H, Part IV, Line 4i

December 31, 2001

	NUMBER OF SHARES	COST	FAIR VALUE
Money Market Mutual Fund -			
*Vanguard Prime Money Market Fund	2,103,913.880	$ 2,103,914	$ 2,103,914
Other Mutual Funds:			
*Vanguard Wellington Fund	138,366.524	3,632,249	3,771,871
*Vanguard Explorer Fund	4,052.491	239,357	244,412
*Vanguard 500 Index Fund	23,398.984	2,674,013	2,477,718
*Vanguard Windsor II Fund	153,819.350	3,759,916	3,936,237
*Vanguard U.S. Growth Fund	178,808.992	5,086,526	3,370,549
*Vanguard International Growth Fund	29,589.254	602,796	444,135
PIMCO Total Return Fund	35,561.158	383,193	371,970
RS Emerging Growth Fund	33,218.511	1,450,420	1,063,325
Berger Small Cap Value Fund	4,863.393	133,351	136,905
Morgan Stanley Institutional Midcap Growth Fund	1,785.660	35,594	30,695
T. Rowe Price Science and Technology Fund	2,840.841	90,530	59,430
*Vanguard PRIMECAP Fund	3,559.862	208,131	183,404
Collective Investment Fund -			
*Vanguard Retirement Savings Trust	2,212,448.940	2,212,449	2,212,449
Company Stock Fund -			
*Overseas Shipholding Group, Inc.	17,864.703	237,743	274,938
***Loans to Participants -**			
Aggregate of loans			
Interest rate - 7%			
Terms -			
Up to 5 years		236,431	236,431
Total of All Assets Held for Investment		$ 23,086,613	$ 20,918,383

*Party-in-interest.

The accompanying notes are an integral part of this schedule.

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

No transaction is reportable herein since all investment assets acquired during 2001 and sold before December 31, 2001 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

The accompanying notes are an integral part of this schedule.

SCHEDULE OF NONEXEMPT TRANSACTIONS INVOLVING A PERSON KNOWN TO BE A PARTY-IN-INTEREST

There were no nonexempt transactions for the year ended December 31, 2001.

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2001

Attachment to Form 5500, Schedule H, Part IV, Line 4j

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

The accompanying notes are an integral part of this schedule.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By: ______________________________

Myles R. Itkin
Member of Savings Plan Committee

Date: June 19, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to the OSG Ship Management, Inc. Savings Plan of our report dated May 7, 2002 on our audits of the financial statements and schedules of the OSG Ship Management, Inc. Savings Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001, which is included in this Annual Report on Form 11-K.

Margolin, Winer & Evens LLP

Margolin, Winer & Evens LLP
Garden City, New York
June 17, 2002